Exhibit 99.1

26 August 2004

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	4th Floor, Atrium, Unit 04-07
Company Announcements Office	Strawinskylaan 3077
Australian Stock Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street	The Netherlands
SYDNEY NSW 2000
Telephone: 31-20-301 2980
Fax: 31-20-404 2544

Dear Sir

Resignation of Alan McGregor

James Hardie regrets to advise that former Chairman, Mr Alan McGregor, has today resigned as a Director, due to continuing ill health. Mr McGregor’s medical treatment means it is difficult for him to continue his directors’ duties until his planned retirement in September. Mr McGregor’s resignation as Director is effective immediately.

The Company acknowledges the long and valuable contribution that Mr McGregor has made to the development of James Hardie. The Board and management extend their best wishes for his full recovery.

Yours faithfully

/s/ Pim Vlot

Pim Vlot
Company Secretary